EXCHANGE AGREEMENT
(Real Property)

This Exchange Agreement (this "Agreement") is made and entered into on this 6th day of April, 2005 between **Maguire Properties, L.P.** ("Exchanger"), and **Investment Property Exchange Services, Inc.**, a California corporation, as Qualified Intermediary, under Exchange No. EX-19-05411 ("Qualified Intermediary").

RECITALS

A.   Exchanger beneficially owns certain real property or properties (the "Relinquished Property") more particularly described in Exhibit "A" attached to this Agreement and incorporated in this Agreement by this reference;

B.   Exchanger has agreed to transfer the Relinquished Property to a buyer or buyers ("Buyer"), who has agreed to acquire the Relinquished Property in a sale (the "Sale"), under a written sale agreement (the "Sale Agreement") and a written Sale Assignment ("Sale Assignment");

C.   Exchanger desires and intends to exchange the Relinquished Property for other like-kind real property or properties (the "Replacement Property") that is more particularly described in Exhibit "B" attached to this Agreement and incorporated in this Agreement by this reference or that Exchanger will designate in accordance with this Agreement, in compliance with the provisions of Section 1031 of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated under Section 1031, as amended (the "Exchange"), rather than effect a sale of the Relinquished Property for cash or other consideration.

D.   Exchanger intends to acquire a beneficial interest in the Replacement Property from National Safe Harbor Exchanges, a California corporation, an exchange accommodation titleholder as defined in Revenue Procedure 2000-37 ("EAT"), who has agreed to transfer the Replacement Property (the "Purchase") under a written Qualified Exchange Accommodation Agreement (the "QEAA") and a written QEAA Assignment (the "QEAA Assignment");

E.   Qualified Intermediary is a "qualified intermediary" pursuant to the provisions of Treasury Regulation Section 1.1031(k)-1(g)(4). Qualified Intermediary is not a "disqualified person" pursuant to the provisions of Treasury Regulation Section 1.1031(k)-l(k); and

F.   Qualified Intermediary will facilitate the Exchange by acquiring the Relinquished Property from Exchanger, transferring the Relinquished Property to Buyer, acquiring the Replacement Property from EAT and transferring the Replacement Property to Exchanger in accordance with the terms, covenants and conditions of this Agreement.

AGREEMENT

NOW, THEREFORE, with reference to the foregoing recitals, and in consideration of the mutual covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Exchanger and Qualified Intermediary agree as follows:

ARTICLE I. DEFINITIONS

1.1   Relinquished Property. "Relinquished Property" means the parcel or parcels of real property that Exchanger beneficially owned and held either for productive use in a trade or business or for investment, and that Qualified Intermediary will sell and convey (or cause to be conveyed) in exchange for Exchanger's interest in the Replacement Property in accordance with this Agreement.

1.2   Replacement Property. "Replacement Property" means the parcel or parcels of real property identified on Exhibit B or that Exchanger will identify to be held either for productive use in a trade or business or for investment, and that Qualified Intermediary will acquire and convey (or cause to be conveyed) to Exchanger in exchange for Exchanger's beneficial interest in the Relinquished Property in accordance with this Agreement.

1.3   Exchange Account.

(a)   Definition. "Exchange Account" means the balance of the total consideration collected by Qualified Intermediary from the closing of the Sale, (i) reduced by all closing and title fees, real estate and other brokerage commissions, prorations, closing costs and any other amounts otherwise chargeable to Exchanger in the Sale, to the extent such costs are paid by the Qualified Intermediary at the closing of the Sale, and (ii) increased by any principal payments and accrued interest that Qualified Intermediary receives on any note, contract or deed of trust arising from the Sale, and (iii) increased by any additional cash contributed by Exchanger to the Exchange Account, and (iv) further reduced by the total costs and expenses that Qualified Intermediary incurs relating to the acquisition of the Replacement Property and the conveyance of the Replacement Property to Exchanger, including, without limitation, the aggregate of all deposits and expenditures made by Qualified Intermediary and attributable to the purchase price, real estate and other brokerage commissions, prorations of expenses (including interest on encumbrances, real property taxes, documentary transfer taxes, etc.), improvement expenses, escrow fees, closing costs, title insurance premiums and any other costs or charges incurred by Qualified Intermediary in connection therewith (excluding any existing mortgage, trust deed or other secured or unsecured loan that Exchanger may assume or take subject to).

(b)   Memorandum Account. The Exchange Account is a memorandum account maintained by Qualified Intermediary for record keeping purposes only, and Qualified Intermediary is not required to segregate or escrow any portion of the Exchange Account.

(c)   Non-customary Costs. In effecting the Exchange, Qualified Intermediary is not obligated to pay any transaction costs that do not ordinarily appear under local custom in typical closing statements as the responsibility of a buyer or a seller. To the extent Qualified Intermediary does pay any non-typical costs, Exchanger and not Qualified Intermediary will be liable for the tax consequences of such payments.

1.4   Exchange Period. "Exchange Period" means the period that begins on the date on which the Exchanger transfers the first Relinquished Property and ends at midnight on the earlier of (i) the 180th day after that date or (ii) the due date (including extensions) for Exchanger's federal income tax return for the taxable year in which the transfer of the Relinquished Property occurs). For purposes of computing the Exchange Period and the Identification Period, Exchanger will be treated as having transferred the Relinquished Property on the date a document conveying a Relinquished Property is delivered to Buyer.

1.5   Identification Period. "Identification Period" means the period that begins on the date the Exchanger transfers the first Relinquished Property and ends at midnight on the 45th day after that date. If, as part of the same tax-deferred exchange, Exchanger transfers more than one Relinquished Property, and the Relinquished Properties are transferred on different dates, the commencement date of both the Identification Period and the Exchange Period will be the earliest date on which Exchanger transfers any of the Relinquished Properties.

1.6   Termination Date. "Termination Date" means, with respect to the Exchange, the date on which the obligations of Qualified Intermediary under this Agreement terminate and all accounts between the parties with respect thereto are settled as provided in Section 4.1.

1.7   Qualified Intermediary Fault. "Qualified Intermediary Fault", means a direct breach by the Qualified Intermediary of its duties or responsibilities under this Agreement, or the gross negligence of Qualified Intermediary, or the willful misconduct of Qualified Intermediary, including the loss of any Exchange Account funds received by Qualified Intermediary caused by the discretionary investment of such funds by Qualified Intermediary, and not including investments made at the written direction of Exchanger.

1.8   Other Defined Terms. The defined terms, "Relinquished Property," "Buyer," "Sale Agreement," "Replacement Property," "EAT," "QEAA," "Sale Assignment," "Sale," "QEAA Assignment and "Purchase" have the meanings set forth in the Recitals. The defined term "Claim" has the meaning set forth in Section 3.7 hereof.

ARTICLE II. ACQUISITION AND CONVEYANCE OF RELINQUISHED PROPERTY

2.1   Agreement to Acquire and Convey Relinquished Property. Subject to Buyer's performance of its obligations to acquire the Relinquished Property in accordance with the Sale Agreement, and otherwise subject to and upon the terms and conditions set forth in this Agreement, Exchanger shall assign to Qualified Intermediary all of or a specified percentage of Exchanger's rights under the Sale Agreement with respect to the Relinquished Property under the Sale Assignment, and Qualified Intermediary shall acquire the Relinquished Property from Exchanger and convey the Relinquished Property to Buyer.

2.2   Successive Transfers of the Relinquished Property. Exchanger shall transfer all of or a specified percentage of Exchanger's interest in the Relinquished Property to Qualified Intermediary at the close of the Sale. At the closing of the Sale, Qualified Intermediary shall immediately transfer the Relinquished Property to Buyer. The Sale Assignment substitutes Qualified Intermediary as the seller of Exchanger's interest in the Relinquished Property. Exchanger shall furnish Qualified Intermediary with all funds and information that Qualified Intermediary requires to fulfill its obligations under this Agreement, including the conveyance of the Relinquished Property to Buyer. All conveyance documents must be in a form acceptable to Qualified Intermediary, in its sole discretion.

2.3   Form of Sale Agreement. Exchanger shall deliver the Sale Agreement to Qualified Intermediary for its review and comment before the date on which Exchanger desires Qualified Intermediary's approval. Exchanger's delivery to Qualified Intermediary of a copy of the Sale Agreement that Exchanger has signed will be considered Exchanger's approval of all of the terms of the Sale Agreement.

2.4   Closing of Sale. If the form and content of the Sale Agreement is approved by Qualified Intermediary and otherwise complies with the terms and conditions in this Agreement, Exchanger and Qualified Intermediary shall sign the Sale Assignment, and Qualified Intermediary shall sell the specified Relinquished Property. Without the fully signed Sale Assignment, Qualified Intermediary will not be obligated to close the sale of the Relinquished Property and complete the Exchange as provided in this Agreement. Qualified Intermediary will sign a settlement statement for the Sale after Qualified Intermediary receives a copy of the Settlement Statement signed by Exchanger as "read and approved." Qualified Intermediary is entitled to two (2) business days' notice before Exchanger requires any deposit or disbursement from the Exchange Account.

2.5   No Obligation to Assume Liabilities. Qualified Intermediary will not be obligated to sign any promissory note or any type of security instrument, or to sign or assume any lease or agreement, or to undertake any other obligation or liability in connection with the sale of the Relinquished Property, unless Qualified Intermediary has first received, in a form acceptable to Qualified Intermediary in its sole discretion, an unconditional release from, and indemnification against, any potential recourse or continuing liability or obligation from any party reasonably specified by Qualified Intermediary.

2.6 **No Liability for Changes Regarding Relinquished Property.** Qualified Intermediary will not be liable to Exchanger for any change in the status of title to, or condition of, or any other matter relating to, the Relinquished Property unless directly caused by a Qualified Intermediary Fault.

ARTICLE III. ACQUISITION AND CONVEYANCE OF REPLACEMENT PROPERTY

3.1 **Agreement to Acquire and Convey Replacement Property.** Subject to EAT's performance of its obligations to sell the Replacement Property in accordance with the QEAA, and otherwise subject to and upon the terms and conditions set forth in this Agreement, Exchanger shall assign to Qualified Intermediary all of or a specified percentage of Exchanger's rights under the QEAA with respect to the Replacement Property by the QEAA Assignment, and Qualified Intermediary shall acquire the Replacement Property from EAT and transfer the Replacement Property to Exchanger.

3.2 **Designation of Replacement Property.** Exchanger may identify and request Qualified Intermediary to acquire one or more parcels of Replacement Property by delivering to Qualified Intermediary a written identification notice describing the Replacement Property. Exchanger's designation of the Replacement Property must:

(i) Be made by one or more written identification notices signed by Exchanger;

(ii) Be hand-delivered, mailed by United States mail, telecopied or otherwise sent to Qualified Intermediary on or before the end of the Identification Period;

(iii) Unambiguously state a street address, legal description, or distinguishable name; and

(iv) If applicable, include a legal description of the underlying land and as much detail regarding the construction of the improvements as is practicable when the identification is made.

An identification notice sent by Exchanger that complies with the applicable Treasury Regulations becomes a part of this Agreement.

3.3 **Acquisition of Additional Replacement Property.** If Exchanger's identification includes properties not held by EAT under the QEAA, Exchanger shall be responsible for locating a seller or sellers ("Seller"), who will agree to transfer the Replacement Property under a written purchase agreement (the "Purchase Agreement"). Concurrently with, or within a reasonable time after, Exchanger's identification of any additional Replacement Property and request, Exchanger must deliver to Qualified Intermediary the Purchase Agreement. Exchanger shall deliver the Purchase Agreement to Qualified Intermediary for its review and comment before the date on which Exchanger desires Qualified Intermediary's approval. Exchanger's delivery to Qualified Intermediary of a copy of the Purchase Agreement that Exchanger has signed will be considered Exchanger's approval of (i) all of the terms of the Purchase Agreement and (ii) all documents referred to in the Purchase Agreement.

3.4 **Closing of Purchase.** If the form and content of the QEAA is approved by Qualified Intermediary and otherwise complies with the terms and conditions in this Agreement, Exchanger and Qualified Intermediary shall sign the QEAA Assignment, and Qualified

Intermediary shall acquire the specified Replacement Property. Without the fully signed QEAA Assignment, Qualified Intermediary will not be obligated to close the acquisition of the Replacement Property and complete the Exchange as provided in this Agreement. Qualified Intermediary will sign a settlement statement for the Purchase after Qualified Intermediary receives a copy of the Settlement Statement signed by Exchanger as "read and approved." Qualified Intermediary is entitled to two (2) business days' notice before Exchanger requires any deposit or disbursement from the Exchange Account.

3.5 <u>Payment Cannot Exceed Exchange Account Balance</u>. Cash payable by Qualified Intermediary to the EAT, exclusive of the aggregate amount of any indebtedness secured by the Replacement Property, plus any purchase money non-recourse note that Qualified Intermediary may deliver to EAT, plus all other costs to Qualified Intermediary of acquiring the Replacement Property, must not exceed the balance of the Exchange Account as of the date funds to consummate the Purchase are required from Qualified Intermediary, unless Exchanger has delivered any required excess amount as collected funds to Qualified Intermediary and/or the settlement agent, with written instructions to apply that amount to acquire the Replacement Property.

3.6 <u>No Obligation to Assume Liabilities</u>. Qualified Intermediary will not be obligated to sign any promissory note or any type of security instrument, or to sign or assume any lease or agreement, or to undertake any other obligation or liability in connection with the acquisition of any Replacement Property, unless Qualified Intermediary has first received, in a form acceptable to Qualified Intermediary in its sole discretion, an unconditional release from, and indemnification against, any potential recourse or continuing liability or obligation from any party reasonably specified by Qualified Intermediary.

3.7 <u>Acquisition of Replacement Property: Exchanger's Release and Indemnity</u>. Subject to the provisions and conditions set forth in this Agreement and the QEAA, Qualified Intermediary shall acquire each parcel of Replacement Property that Exchanger identified as provided in this Agreement from the EAT or respective Seller and transfer each parcel of Replacement Property to Exchanger within the Exchange Period. Qualified Intermediary shall acquire the Replacement Property for the purchase price and upon the other terms and conditions specified in the QEAA and accepted by Qualified Intermediary. But Qualified Intermediary will not incur, and Exchanger releases Qualified Intermediary from, any liability to Exchanger if Qualified Intermediary fails to acquire the Replacement Property for any reason except an act by Qualified Intermediary that is directly attributable to a Qualified Intermediary Fault. Exchanger is responsible for locating the Seller and negotiating the terms of each Purchase Agreement. Qualified Intermediary will only agree to buy or otherwise convey the Replacement Property on terms and conditions that Exchanger approves. Exchanger's sole recourse will be to proceed against the EAT or Seller concerning any disputed matters in connection with the QEAA or Purchase Agreement, respectively. Exchanger shall defend, indemnify and hold harmless Qualified Intermediary from and against any claim, demand, liability, loss, cost, damage or expense (collectively, "Claim"), Qualified Intermediary may incur arising from or in connection with any QEAA or Purchase Agreement, including, without limitation, any claim or liability arising from any covenant, condition, agreement, purchase instruction, lease, tenant, loan or security instrument except a Claim directly attributable to a Qualified Intermediary Fault.

3.8 [Intentionally Omitted]

3.9 <u>No Liability for Changes Regarding Replacement Property</u>. Qualified Intermediary will not be liable to Exchanger for any change in the status of title to, or condition of, or any other matter relating to, the Replacement Property unless directly caused by an affirmative act of Qualified Intermediary that constitutes a Qualified Intermediary Fault.

3.10 Conveyance of Replacement Property from EAT or Seller to Exchanger When Qualified Intermediary Does Not Hold Title. If Qualified Intermediary, or its designee, does not take title to the Replacement Property, then concurrently with the acquisition of the Replacement Property by Qualified Intermediary, Qualified Intermediary shall cause EAT or Seller (for reasons unrelated to the federal tax laws) to convey title to the Replacement Property directly to Exchanger, subject to all liens, encumbrances and other title matters in effect as of the date when Qualified Intermediary acquired the Replacement Property.

ARTICLE IV. TERMINATION

4.1 Termination. The obligations of Qualified Intermediary under this Agreement terminate, and Qualified Intermediary will release to Exchanger all remaining funds, notes and contracts in the Exchange Account, if any, only upon the occurrence of one of the following events, in accordance with Treasury Regulations Section 1.1031(k)-1(g)(6):

(a) The end of the Identification Period, if Exchanger has not selected and identified the Replacement Property before that time; or

(b) Exchanger's receipt of all the Replacement Property (or the beneficial interest therein) to which Exchanger is entitled under this Agreement; or

(c) The occurrence after the end of the Identification Period of a material and substantial contingency that:

(i) Relates to the deferred exchange;

(ii) Is provided for in writing; and

(iii) Is beyond the control of Exchanger and of any disqualified person, as defined in Treasury Regulation Section 1.1031 (k), other than the person obligated to transfer the Replacement Property to Exchanger; or

(d) The end of the Exchange Period.

When the obligations of Qualified Intermediary under this Agreement terminate, if any balance in the Exchange Account remains, Qualified Intermediary shall, within ten (10) business days after receipt of Exchanger's written request, disburse the balance by check or wire transfer, and Qualified Intermediary shall have no further obligation regarding the acquisition and conveyance of any Replacement Property.

4.2 Qualified Intermediary's Exclusive Control. Exchanger has no right to receive, control, pledge, borrow, assign or otherwise obtain the benefits of any portion of the Exchange Account except in accordance with Section 4.1. Exchanger has no right or claim to (or risk of loss for) any other earnings or losses attributable to any Exchange Account funds. For purposes of Treasury Regulation Section 1.468B, Qualified Intermediary is the sole owner of the Exchange Account funds. This Agreement and all instructions and notices delivered by each party to the other party or to a closing agent under the Sale Agreement, the QEAA or a Purchase Agreement, do not and will not entitle Exchanger to receive, control, pledge, borrow, assign or otherwise obtain the benefits of any portion of the Exchange Account before the earliest of the dates set forth in Section 4.1.

ARTICLE V. REPRESENTATIONS, WARRANTIES AND COVENANTS

5.1 Risk of Loss. Exchanger assumes all risk of loss or damage adversely affecting the value of the Relinquished Property, the Replacement Property and any other property conveyed to or by Qualified Intermediary or an entity selected by Qualified Intermediary in connection with this Agreement (excluding any investment loss on any Exchange Funds invested at the discretion of Qualified Intermediary, who shall bear the sole risk of loss for such funds), whether resulting from fire or other casualty, natural event or disaster, condemnation or any other physical, legal or economic circumstances. Exchanger's assumption of risk excludes loss or damage directly caused by a Qualified Intermediary Fault.

5.2   Qualification of Exchange Under I.R.C. Section 1031. EXCHANGER HEREBY ACKNOWLEDGES THAT QUALIFIED INTERMEDIARY IS NOT ACTING AS EXCHANGER'S TAX ADVISOR OR LEGAL COUNSEL AND THAT QUALIFIED INTERMEDIARY DOES NOT WARRANT OR REPRESENT THAT THE TRANSACTION UNDER THIS AGREEMENT WILL QUALIFY FOR NON RECOGNITION OF GAIN OR LOSS UNDER SECTION 1031 OF THE INTERNAL REVENUE CODE. EXCHANGER ACKNOWLEDGES THAT EXCHANGER OBTAINED SEPARATE, INDEPENDENT ADVICE FROM AN ATTORNEY OR TAX ADVISOR CONCERNING THE REQUIREMENTS FOR A LIKE-KIND EXCHANGE UNDER SECTION 1031. THE PARTIES AGREE THAT THE CONVEYANCE OF THE RELINQUISHED OR REPLACEMENT PROPERTY TO QUALIFIED INTERMEDIARY IS NOT CONDITIONED UPON QUALIFICATION OF THIS EXCHANGE ARRANGEMENT UNDER SECTION 1031, AND THAT THE RELINQUISHED OR REPLACEMENT PROPERTY WILL BE CONVEYED TO QUALIFIED INTERMEDIARY REGARDLESS OF THE ULTIMATE TAX CONSEQUENCES OF ANY TRANSACTION PURSUANT TO THIS AGREEMENT. EXCHANGER FURTHER ACKNOWLEDGES AND AGREES THAT EXCHANGER HAS RELIED SOLELY UPON THE ADVICE AND JUDGMENT OF ITS OWN INDEPENDENT TAX ADVISORS AND THAT EXCHANGER HAS NOT RELIED UPON ANY WRITTEN MATERIALS PROVIDED TO EXCHANGER BY ANY AGENT OR EMPLOYEE OF QUALIFIED INTERMEDIARY OR UPON ANY CONVERSATIONS WITH, OR ADVICE OF, ANY AGENT OR EMPLOYEE OF QUALIFIED INTERMEDIARY REGARDING THE TAX CONSEQUENCES OF THE EXCHANGE

5.3   Responsibility of Qualified Intermediary; Limitation on Damages. Qualified Intermediary is liable to Exchanger for actual damages in the amount stated below incurred by Exchanger if directly caused by a Qualified Intermediary Fault. Qualified Intermediary is not liable to Exchanger for punitive, exemplary, consequential or lost profits damages, or damages measured by any income taxes payable by Exchanger, or for any other losses that Exchanger may incur and not directly caused by a Qualified Intermediary Fault. The amount of damages for which Qualified Intermediary is liable under all circumstances is limited to the sum of: (i) double the amount of the fees and expense reimbursements received by Qualified Intermediary from Exchanger plus (ii) any earnings retained by Qualified Intermediary on any Exchange Account funds arising under this Agreement prior to the Termination Date plus (iii) the amount of the Exchange Account funds received by Qualified Intermediary and not available to acquire a Replacement Property in accordance with this Agreement solely because of a Qualified Intermediary Fault. Exchanger acknowledges that the provisions of this Section 5.3 that fix the amount of the damages of Exchanger have been negotiated at arm's length and are fair and reasonable in the light of the scope of the duties of Qualified Intermediary and the amount of the fees payable to Qualified Intermediary under this Agreement. This Section 5.3 does not bar any claim by Exchanger requiring specific performance by Qualified Intermediary of its obligations under this Agreement.

5.4   Procedure for Asserting Claims for Qualified Intermediary Fault. Exchanger agrees to promptly notify Qualified Intermediary of any complaint or claim that may constitute a Qualified Intermediary Fault in order to provide Qualified Intermediary a reasonable opportunity to remedy or correct any claimed Qualified Intermediary Fault. Exchanger agrees to not assert any claim against Qualified Intermediary after the passage of more than 180 days after the termination of this Agreement under Section 4.1. If Exchanger timely asserts any claim against Qualified Intermediary and the claim cannot be resolved through negotiations between

Exchanger and Qualified Intermediary, Exchanger and Qualified Intermediary agree to negotiate in good faith to settle the claim by mediation before resorting to litigation. The mediation shall be administered by the American Arbitration Association under its commercial mediation rules or by such other mediation provider as agreed upon by Exchanger and Qualified Intermediary. Any mediation sessions shall be held in the city in which the regional office of Qualified Intermediary is located where this Agreement is being administered, or such other venue as agreed upon by Exchanger and Qualified Intermediary.

5.5   Indemnification of Qualified Intermediary.

(a)   Exchanger shall defend, indemnify and hold harmless Qualified Intermediary and Qualified Intermediary's directors, officers, shareholders, employees, successors and assigns from and against any claim, including, without limitation, costs and expenses of defending or settling disputed claims at litigation or on appeal, and attorney's fees incurred by Qualified Intermediary, that arise from or in connection with:

(i)   Any representation, warranty, covenant, obligation or liability of Exchanger relating to the Relinquished Property or the Replacement Property, or their acquisition or conveyance in accordance with the QEAA, Purchase Agreement or Sale Agreement, including, without limitation, any Claim relating to any hazardous wastes, substances, solid wastes, or related materials, or any toxic substances or any pollutants or contaminants, any Claim arising from Qualified Intermediary's taking title to real property as requested by Exchanger, any Claim arising from Qualified Intermediary's entering into a purchase agreement for real property as requested by Exchanger, any Claim or allegation by Buyer, EAT, Seller, or any lender, tenant, lien holder or other third party connected with the Relinquished Property or the Replacement Property, and

(ii)   Qualified Intermediary's proper performance of any of its duties, responsibilities or obligations under this Agreement.

(b)   Notwithstanding any conflicting term or provision of this Agreement, Exchanger's indemnification and related covenants and obligations in this Agreement (including Exchanger's indemnification and related covenants and obligations set forth in Section 3.7 and above in this Section 5.5) will:

(i)   Survive and continue in effect after the closing, or delivery and/or recordation of any deed or conveyance document or any termination of this Agreement (whether from completion of the exchange arrangements provided for in this Agreement, or otherwise);

(ii)   Not apply to any Claim incurred by Qualified Intermediary and directly caused by a Qualified Intermediary Fault; and

(iii)   Apply, if Qualified Intermediary has elected to hold title to the Replacement Property in a different entity pursuant to Section 3.8, to the entity and the entity's directors, officers, shareholders, employees, successors and assigns.

5.6   Exchanger's Responsibilities. Without prejudice to any other limitation of Qualified Intermediary's duties, responsibilities or obligations under this Agreement, Exchanger and not Qualified Intermediary is responsible for:

(a)   The sufficiency, accuracy or validity of any document or instrument arising from or relating to the QEAA, Purchase Agreement or the Sale Agreement; or

(b)   The manner of signing of any document or instrument; or

(c)   The identity, authority or rights of any person or entity signing any document or instrument, unless signed by or on behalf of Qualified Intermediary; or

(d)   Any act or omission of Qualified Intermediary unless the act or omission constitutes a Qualified Intermediary Fault; or

(e)   Risk of loss or damage to the Relinquished Property, the Replacement Property and all other property received by Qualified Intermediary under this Agreement, by casualty, act of God, or otherwise; or

(f)   The federal or state tax aspects of the transactions contemplated by this Agreement.

5.7   <u>Reimbursements to Qualified Intermediary</u>. If Qualified Intermediary makes any advances or incurs any expenses (other than those overhead expenses incurred in acting as a qualified intermediary) under this Agreement or incurs any out-of-pocket expense because it is a party to any litigation in connection with this Agreement, or if Qualified Intermediary is compelled to pay money on account of this Agreement, whether for breach of contract, injury to person or property, fines or penalties under any law, or otherwise, except in the case of a Qualified Intermediary Fault, Exchanger shall, on demand, pay to Qualified Intermediary, with interest at a rate for the entire month equal to the bank prime rate in effect on the first business day of such month, as published in the "Wall Street Journal", the amount of all those expenses, advances or payments made by Qualified Intermediary, plus all Qualified Intermediary's out-of-pocket expenses and reasonable outside attorney's fees.

5.8   <u>No Unlawful Actions</u>.   Qualified Intermediary is not required to sign any agreement or participate in any transaction that, in the reasonable opinion of Qualified Intermediary, would require Qualified Intermediary to engage in any unlawful or fraudulent action or would be unduly burdensome to Qualified Intermediary.

ARTICLE VI. <u>DIRECT DEEDING</u>

6.1   <u>Direct Deeding</u>.   Regardless of any terms to the contrary in this Agreement, Qualified Intermediary at its sole discretion may elect to have the title to the Relinquished Property transferred directly from Exchanger or Exchanger's nominee to Buyer. Except when Qualified Intermediary is holding title to the Replacement Property for the purpose of completing improvements to the Replacement Property, Qualified Intermediary may elect to have the title to the Replacement Property transferred directly from EAT or Seller to Exchanger or Exchanger's nominee. In the event of this "direct deeding", all other terms and conditions of this Agreement remain intact and will only be modified to the extent that title to either the Relinquished Property or the Replacement Property is not be transferred to Qualified Intermediary at any time.

ARTICLE VII. <u>MISCELLANEOUS PROVISIONS</u>

7.1   <u>Survival of Warranties</u>.   All representations, warranties, indemnities and limitations on the liability of Qualified Intermediary set forth in or otherwise made pursuant to this Agreement will survive and remain in effect after the closing and the delivery and/or recording of any deeds or conveyance documents, and will not be merged into those deeds or conveyance documents, and will survive the termination of this Agreement.

7.2   <u>Attorney's Fees</u>. If any legal action or proceeding is commenced by any party in order to enforce this Agreement or any provision of this Agreement or in connection with any alleged dispute, breach, default or misrepresentation in connection with any provision in this Agreement, the prevailing party will be entitled to recover, subject to Section 5.3, reasonable attorneys' fees and costs incurred in connection with that action or proceeding, including costs of pursuing or defending any legal action, discovery or negotiation and preparation of any settlement arrangements, in addition to any other relief as may be granted.

       7.3   <u>Entire Agreement</u>. This Agreement constitutes the entire Agreement between the parties and supersedes any contemporaneous or previous written or oral agreements, representations or undertakings concerning the matters and arrangements provided for in this Agreement. No supplement, modification or amendment to this Agreement will be binding unless signed in this Agreement by all parties. A waiver of any provisions of this Agreement will not be considered a waiver of any other provision, whether or not similar, nor will any waiver on one occasion constitute a continuing or permanent waiver.

       7.4   <u>Notices</u>. Any request, notice or other communication to be given under this Agreement must be in writing and delivered personally or by messenger, private mail, courier service, facsimile or sent by registered, certified mail, return receipt requested, or postage prepaid, as follows:

To Exchanger: SEE ADDRESS NOTED BELOW EXCHANGER'S SIGNATURE

To Qualified Intermediary:

                  Investment Property Exchange Services, Inc.
                  2390 E. Camelback Road, Suite 210
                  Phoenix, AZ 85016
                  Telephone: 602-850-8627
                  Facsimile: 602-224-8816

All notices will be considered effective (i) upon receipt if delivered personally or by messenger or private mail courier, (ii) on the business day of successful transmission by facsimile or (iii) otherwise on the third business day after deposit in the US mail.

       7.5   <u>Headings</u>. Captions of the articles and sections of this Agreement are for convenience only and must not be interpreted or construed to explain, modify, amplify or aid in the interpretation, construction or meaning of any provision of this Agreement.

       7.6   <u>State Law</u>. This Agreement, each term and condition in this Agreement and all of the respective rights, duties, responsibilities, obligations and liabilities of the parties must be interpreted, construed and enforced in accordance with the laws of the State in which the regional office of Qualified Intermediary is located where this Agreement is being administered.

       7.7   <u>Qualified Intermediary's Resignation</u>. When deemed necessary by Qualified Intermediary, Qualified Intermediary in its sole discretion may resign from this Agreement at any time by serving written notice of Qualified Intermediary's intention to resign on Exchanger. This resignation will become effective 15 calendar days after service of the notice of the resignation on Exchanger. Upon Qualified Intermediary's resignation, Exchanger may appoint a successor to Qualified Intermediary in writing. Qualified Intermediary shall then convey to Exchanger's successor qualified intermediary all documents, instruments, funds in the Exchange Account, title to any property held by Qualified Intermediary and whatever else is in Qualified Intermediary's possession at the time of the resignation, subject to such successor qualified intermediary's obligation to restrict Exchanger's access to any Exchange Account funds or other property in accordance with Treasury Regulation Section 1.1031(k)-1(g)(6). If Exchanger does not appoint a successor qualified intermediary within the 15-day time period, then Qualified Intermediary may, at its option, file a complaint in any court of competent jurisdiction seeking appropriate relief, including the appointment of a successor qualified intermediary. The resignation of Qualified Intermediary does not accelerate the time for the release of Exchange Account funds and other properties by Qualified Intermediary to Exchanger under Section 4.1 of this Agreement.

7.8 **No Assignment.** No assignment of any right or interest or delegation of any duty, responsibility or obligation under this Agreement may be made, in whole or in part, by any party without the prior written consent of the other party, which consent must not be unreasonably withheld. The representations, warranties, covenants, obligations and indemnifications of Exchanger made or given by Exchanger and contained in this Agreement are for the sole benefit of Qualified Intermediary and may not be relied upon by any other party. This Agreement, and the rights, duties and obligations under this Agreement may not be sold, assigned or otherwise conveyed by Qualified Intermediary to any other party without the prior written consent of Exchanger, which consent must not be unreasonably withheld. Subject to the foregoing, this Agreement is binding upon and shall continue to the benefit of each party to this Agreement and its respective heirs, legal representatives, successors and assigns.

7.9 **Additional Documents.** The parties shall execute any additional documents reasonably necessary to effectuate the provisions and purposes of this Agreement.

7.10 **Cooperation.** To the extent the structure of the transaction creates an asset test issue or income test issue with respect Maguire Properties, Inc. qualifying as a REIT for Federal income tax purposes, the parties agree to work together in restructuring the transaction to ensure qualification of Maguire Properties, Inc. as a REIT for Federal income tax purposes.

7.11 **Counterparts.** This Agreement may be executed in one or more counterparts, including facsimile copies, each of which will be considered to be an original. All those counterparts together will constitute the same instrument, which may be sufficiently evidenced by one counterpart. The signing of this Agreement at different times and places by the parties will not affect the validity of this Agreement.

7.12 **No Agency.** Qualified Intermediary is not acting as the agent of Exchanger in this Agreement. No agency, partnership or joint venture of any kind is, or is intended to be, created by or under this Agreement.

7.13 **Construction.** The language contained in this Agreement shall be construed simply, according to its fair meaning and not strictly for or against either party in all cases. The Recitals set forth on the first page of this Agreement are incorporated into this Agreement.

7.14 **Fees and Interest Earnings.**

(a) **Exchange Fee.** QI shall be entitled to receive from Exchanger certain fees for its services in connection with the Exchange and reimbursements as set forth in that certain letter from QI's agent transmitted to Maguire Properties, L.P. dated March 23, 2005.

(b) **Notice of Withdrawals from Exchange Account.** Qualified Intermediary requires at least two (2) full business days' prior notice for the application of any Exchange Funds.

(c) **Earnings Received by Qualified Intermediary.** All earnings and losses attributable to the temporary investment by Qualified Intermediary of any amounts attributable to the Exchange Account are the sole and exclusive property of Qualified Intermediary and will not, at any time, be payable to or under the control of Exchanger.

(d)   No interest or other earnings will be credited to the Exchange Account by Qualified Intermediary.

7.15   <u>Exchanger is Not a Foreign Person</u>. Exchanger certifies, under penalty of perjury, that Exchanger is not a "foreign person" as defined by Section 1445 of the Internal Revenue Code and the Treasury Regulations promulgated under Section 1445.

7.16   <u>Severability</u>. If the language of any provision of this Agreement is deemed to negate a like-kind exchange within the meaning of Section 1031 of the Internal Revenue Code, as amended, that language must be interpreted and applied so that it complies with the provisions of Internal Revenue Code Section 1031, the Treasury Regulations promulgated under Section 1031, the applicable case law and administrative pronouncements interpreting the Internal Revenue Code and the Treasury Regulations.

7.17   BY SIGNING BELOW, Exchanger accepts and approves all terms and conditions of this Agreement and further acknowledges that it has read and fully understands all of Article V.

[signatures on following page]

QUALIFIED INTERMEDIARY:

Investment Property Exchange Services, Inc., a California corporation, as Qualified Intermediary under Exchange No. EX-19-05411



By: _____
Name: Dana R. Sobrado
Its: Assistant Vice President

EXCHANGER(S):

Maguire Properties, L.P., a Maryland limited partnership

By: Maguire Properties, Inc., a Maryland corporation,
       its general partner

       By: _____
       Name: _____Dallas E. Lucas_____
       Its: ___Executive Vice President & CFO

Please provide the following information for each Exchanger:

Exchanger's Notice Address: 333 South Grand Avenue, Suite 400
                            Los Angeles, California 90071
                            Attention: Mark Lammas
Telephone: (213) 613-4598
Facsimile: (213) 533-5198
Exchanger's Taxpayer Identification No.:   _____